March 5, 2019

Jay Oliphant
Principal Financial and Accounting Officer
Ecoark Holdings, Inc.
1010 NW J Street, Suite I
Bentonville AR 72712

       Re: Ecoark Holdings, Inc.
           Form 10-Q For Quarter Ended September 30, 2018
           Filed November 9, 2018
           File No. 000-53361

Dear Mr. Oliphant:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction